Rule 12g3-2(b)
File No. 82-3754

PRESS RELEASE

Höganäs has resolved to create a provision for estimated cost of BRL 18.1 m, or SEK 65 m, in its Brazilian operation. The majority of this figure relates to value-added tax relating to the import of machinery.

Höganäs is provisioning SEK 65 m for value-added tax in its Brazilian subsidiary. Subsequent to a tax audit, the company received a claim up to now of SEK 16 m, and as a result of a current tax audit process, expects to receive claims for the remainder. This provision is based on an evaluation Höganäs and the auditors of the group conducted in co-operation with the local legal counsel. Of the SEK 65 m provision, SEK 43 m will be posted to operating income and SEK 22 m to net interest income/expenses.

The majority of this provisioning relates to value-added tax on importing machinery to Brazil coincident with building up local operations after their acquisition in 1999. The majority is due to the forwarding agent appointed for importing the machinery not paying the value-added tax, despite Höganäs paying it in advance. Brazilian law stipulates that Höganäs has liability regardless of fault for payment despite its actions being *bona fide*. The company has appealed against the claims. The tax proceedings are expected to run for a number of years.

Interest costs until the conclusion of the proceedings are additional to the SEK 65 m provision and are dependent on Brazilian Government bond yields. These costs will be accounted for in the financial net as the proceedings progress pursuant to prevailing accounting standards.

At present, Höganäs' business operations in Brazil are progressing very positively.

Höganäs AB (publ)
Corporate Communications

Höganäs, Sweden, 24 May 2006

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